Exhibit 1.01

Conflict Minerals Report

Benchmark Electronics, Inc. (“Benchmark” or “Company”) has included this Conflict Minerals Report (“CMR”) as an exhibit to its Form SD as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”), including:

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Release No. 34-67716 issued by the Securities and Exchange Commission (“SEC”) August 22, 2012 (the “Final Release”), and
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Frequently Asked Questions regarding Conflict Minerals issued by the Staff of the SEC on May 30, 2013 and April 7, 2014, and various statements issued April 29, 2014 by the SEC’s Director of the Division of Corporation Finance, April 7, 2017 by the SEC’s Acting Chairman and April 7, 2017 by the SEC’s Division of Corporation Finance (collectively the “Interim Guidance”).

Unless otherwise defined herein, terms used in this Report have the same meaning found in the Conflicts Minerals Rule, the Final Release and the Interim Guidance. The date of filing of this CMR is May 30, 2025.

References in this CMR to Benchmark, the Company or use of the words “we”, “our” and “us” include Benchmark’s subsidiaries unless otherwise noted. As used herein, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts and may include words such as “anticipate,” “believe,” “intend,” “plan,” “project,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” “could,” “predict,” and similar expressions of the negative or other variations thereof. Although we believe these statements are based upon and derived from reasonable assumptions, they involve risks, uncertainties and assumptions that are beyond our ability to control or predict, relating to operations, markets and the business environment generally, including but not limited to, (1) whether our direct and indirect suppliers implement appropriate traceability and other compliance measures on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo, its adjoining countries, the United States or elsewhere. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes, including the future results of our operations, may vary materially from those indicated. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements are not guarantees of performance. All forward-looking statements included in this document are based upon information available to us as of the date of this document, and we assume no obligation to update them.

Applicability of the Conflict Minerals Rule to Our Company

The Company is a Texas corporation that provides design engineering and advanced manufacturing services, and technology solutions that include both electronic manufacturing services (EMS) and precision technology (PT) services. We support customers throughout their product lifecycle starting from initial product concept through volume production, including the ability to manage direct order fulfillment and provide aftermarket services. We are a trusted partner to our European and US based national and multi-national original equipment manufacturers (OEMs). Served markets include: commercial aerospace and defense (A&D), medical, industrial, semiconductor capital equipment (semi-cap), and advanced computing and communication (AC&C). The Company has manufacturing operations located in the United States and Mexico (the Americas), Asia and Europe.

We contract to manufacture products on behalf of our customers containing necessary Conflict Minerals. We primarily purchase component parts used in our manufacturing services through direct suppliers or authorized distributors from around the world. These component parts are typically finished goods or manufactured materials. We generally do not procure raw ore or unrefined Conflict Minerals, and therefore we do not have direct relationships with mines or smelters of Conflict Minerals found in our customers’ products. These mines or smelters are several distribution levels removed from us in the supply chain; therefore, we must rely on the many direct suppliers, supply-chain intermediaries and industry initiatives for information on these mines or smelters. Further, our OEM customers typically specify the components and materials required to manufacture their products, as well as the particular component and material suppliers. As a result, we typically have little or no control over the selection of these components, materials and suppliers. In these cases, we must rely on our customers and their selected suppliers for Conflict Minerals information.

This CMR relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were contracted to be manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2024. These products, which are referred to in this CMR collectively as the “Covered Products,” primarily consist of printed circuit board assemblies (“PCBAs”) using both traditional surface mount technologies (“SMT”) and microelectronics, subsystem assembly, system builds and integration. System builds and integration often involve building a finished assembly that includes PCBAs, complex subsystem assemblies, mechatronics, displays, optics, and other components. These final products are predominantly shipped to our customers for integration into higher level assemblies and/or resale to their ultimate customers. A small portion of these final products may be configured to order and delivered directly to our customers’ end-customer across all the industries we serve. Manufacturing services also include PT services comprised of precision machining, advanced metal joining, assembly and functional testing primarily for the semi-cap market (serving semiconductor capital equipment customers) and A&D markets.

Conflict Minerals Policy

Benchmark’s Conflict Minerals Policy is as follows:

“Conflict Minerals” refers to certain minerals commonly referred to as “3TG” (Tin, Tantalum, Tungsten, and Gold) or other derivatives. The US Congress voiced concerns that the exploitation and trade of Conflict Minerals by armed groups helped to finance conflict in the Democratic Republic of the Congo (“DRC”) and adjoining countries was contributing to an emergency humanitarian crisis. To address these concerns, the United States Congress amended the Dodd-Frank Financial Reform Bill and Consumer Protection Act § 1502(b) in July 2010, and in 2012 the U.S. Securities and Exchange Commission adopted “Rule 13p-1” under the Securities Exchange Act (collectively the “Conflict Minerals Law”). The Conflict Minerals Law identifies the DRC and adjoining countries as “Covered Countries,” and further requires all US stock listed companies to annually disclose certain information concerning Conflict Minerals contained in products they manufacture or contract to manufacture to the extent that Conflict Minerals are necessary to the functionality or production of the products.

Benchmark Electronics, Inc. (“Benchmark”) supports the Conflict Minerals Law and efforts to avoid sourcing Conflict Minerals directly or indirectly financing armed groups in the DRC and in adjoining countries. Consistent with the Conflict Minerals Law and the OECD Due Diligence Guidance concerning Conflict Minerals, Benchmark adopted the Responsible Minerals Initiative Due Diligence reporting process and seeks to obtain Conflict Minerals content declarations from its suppliers, promoting supply chain transparency. Benchmark does not directly source 3TG from mines, smelters, or refiners, and is in most cases several or more levels removed from these supply chain participants. Benchmark therefore expects our suppliers to:

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utilize responsible sourcing practices per the Benchmark Conflict Minerals policy and to purge all high-risk smelters from their supply chain.
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preferentially source 3TG from smelters and refiners validated as being conflict free and do not directly or indirectly benefit, or finance armed groups in any Covered Country.
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fully comply with the Conflict Minerals Law and provide all requested conflict minerals (3TG) declarations.
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have a credible, robust conflict minerals program (3TG) which should include: a written conflict minerals policy, communication of requirements to suppliers, CM data collection using the RMI CMRT template, a professional analysis and risk assessment with corrective action on the basis of the CMRTs collected from the suppliers.

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pass these requirements through their supply chain and determine the 3TG sources (Smelters or Refiners – SORs).
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for suppliers representing the top 90% of our global corporate materials spend (our yearly corporate sample), provide their most recent RMI CMRT form, complete and accurate in the latest version with robust comments where appropriate, during our active yearly CM data collection campaign.

Any suppliers not willing to comply with these requirements shall be reviewed by global procurement with regard to future business and sourcing decisions. This Conflict Minerals Policy encourages suppliers to respect and protect human rights throughout the world. A copy of this Conflict Minerals Policy is available on our public website.

Reasonable Country of Origin Inquiry

For products manufactured during the reporting year, we performed a Reasonable Country of Origin Inquiry (“RCOI”) on our necessary Conflict Minerals. This RCOI was reasonably designed to determine whether any of such Conflict Minerals originated in the Covered Countries and whether any of such Conflict Minerals may be from recycled or scrap sources.

Our RCOI utilized a risk-based approach to solicit Conflict Minerals information from 671 of our suppliers and targeting 90% of our global component and materials procurement expenditures during the reporting year. We requested Conflict Minerals information from these suppliers via the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”). We reviewed and analyzed all CMRTs received, including some with missing or incomplete information, errors, or containing inaccuracies or implausible information. We made multiple contact attempts with non-responsive suppliers, as well as requests for revised responses where appropriate. We ultimately received 532 responses which is approximately 79% of our targeted supplier group (representing approximately 79% of our reporting year component and materials procurement expenditures). These suppliers provide “company-level” CMRT responses that include Conflict Minerals information for all supplier products sold during the reporting year, even though we purchased only a limited subset of such supplier’s products. We also utilized a third-party software provider to assist us in the data collection effort, review, verification and follow-up contacts.

As a result of Company’s RCOI, 74% of responding suppliers reported that Conflict Minerals were either not present, not sourced from Covered Countries, sourced from smelters or refiners certified by RMI or listed by other organizations as conflict free, or sourced from smelters or refiners that were not deemed by the RMI to be at a high risk of supporting armed groups or human rights abuses in the Covered Countries. Although a number of responding suppliers dealt with non-certified smelters known to source Conflict Minerals from the Covered Countries, we cannot determine with certainty whether such Conflict Minerals were actually incorporated into our products or whether they directly or indirectly financed or benefitted armed groups in the Covered Countries.

Based on our RCOI, we determined that 393 of the suppliers sourced only from outside of the DRC and its adjoining countries or from recycled or scrap sources or Responsible Minerals Initiative (the “RMI”) certified conflict free smelters. Our determination was based on information provided by the collected supplier CMRT’s, by the RMI to its members or by our software provider.

In addition to the RCOI, the Company also exercised due diligence on the source and chain of custody of its necessary Conflict Minerals where the Company, based on its RCOI, had reason to believe that such Conflict Minerals may have originated in the Covered Countries and may not be from recycled or scrap sources.

Due Diligence Program Design

Design Framework

The Company’s due diligence measures were designed to conform to the framework in the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016) and accompanying Supplements (the “OECD Guidance”).

Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain

The OECD Guidance identifies five due diligence steps:

Step 1: Establish Strong Company Management Systems

Step 2: Identify and Assess Risks in the Supply Chain

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Step 5: Report Annually on Supply Chain Due Diligence

It is important to note that the OECD Guidance was written for both “upstream” (the mineral supply chain from the mine to smelters/refiners) and “downstream” (minerals supply chain from smelters/refiners to retailers) companies in the supply chain. As Benchmark is a downstream company in the supply chain, its due diligence practices are tailored accordingly. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

Step 1: Establish Strong Company Management Systems

a)
We established a Conflict Minerals Policy, as set forth earlier in this CMR. The Conflict Minerals Policy is posted on our website at https://www.bench.com/sustainability.
b)
We established a Conflict Minerals steering committee charged with overseeing our compliance with the Conflict Minerals Rule and our responsible sourcing of 3TG. The following functional areas are represented on our steering committee: Corporate Legal, Procurement, Engineering and Global Quality. We also utilize specialist outside legal counsel to assist us with selected aspects of our compliance.
c)
We implemented a system of controls and transparency over the mineral supply chain by utilizing information and/or methodology from the International Tin Supply Chain Initiative (iTSCi) in the chain of custody, traceability system, and the identification of upstream actors in the supply chain.
d)
We utilize the CMRT developed by the RMI to identify smelters and refiners in our supply chain. The CMRT requires suppliers to provide information concerning the usage and source of 3TG in their components, parts and products, as well as information concerning their related compliance efforts.
e)
We have standard Terms and Conditions of Procurement that, among other things, require our suppliers of goods to (i) identify whether such goods contain 3TG; (ii) determine whether any such minerals originated in Covered Countries; and (iii) perform appropriate due diligence on its supply chain in support of Company’s obligations under the Conflict Minerals Rule. In addition, supplier shall, as soon as reasonably practicable following the completion of the calendar year, provide a completed CMRT. If requested, supplier will promptly provide information or representations that Company reasonably believes are required to meet Company’s conflict minerals compliance obligations under the Conflict Minerals Rule.
f)
We implemented mechanisms for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. Violations can be reported through the global compliance helpline which is available at https://ir.bench.com/Corporate-Governance.

Step 2: Identify and Assess Risks in the Supply Chain

a)
We request that suppliers complete the CMRT, in some cases at the “product level,” and we expect our direct suppliers to survey their suppliers. We have follow-up procedures for suppliers that do not respond to the request within the specified time frame. These procedures include follow up by email and/or phone.
b)
We review the responses received from suppliers for completeness, accuracy, consistency and other items that we have determined to be potential “red flags” that would trigger further follow up and/or review.
c)
We follow up with suppliers that submit an incomplete response or a response that we determine contains inaccuracies, inconsistencies or red flags, or that otherwise provide a CMRT determined not to be suitable by us, in each case requesting the supplier to submit a revised CMRT or provide us with additional information. We follow up with other suppliers where determined to be appropriate by us.

d)
We maintain these records for a minimum of five years.
e)
Smelter and refiner information provided by suppliers is reviewed against the Smelter Look-up tab of the CMRT and the lists of Conformant and Active smelters and refiners and country of origin information published by the RMI.
f)
If a smelter or refiner identified by a supplier is not listed as Conformant, we consult publicly available information or attempt to contact the smelter or refiner to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

a)
Our 3TG compliance team reports the findings of its supply chain risk assessment to senior leadership and our Chief Financial Officer on a periodic basis and upon completion of the assessment.
b)
We have a risk management plan. Risk mitigation actions under our plan include follow-up with the supplier, escalations within the supplier, escalation to the customer, training sessions or putting the supplier on a “no buy” list. Our risk management plan provides for increasing levels of escalation to specified internal personnel and to our customer if we are required to source from the supplier by the customer. Our risk mitigation plan allows for a flexible response that is commensurate with the risks identified.
c)
In addition, to the extent that identified smelters and refiners are not Conformant, we seek to exercise leverage over these smelters and refiners to become Conformant through our participation in and support of the RMI. We also utilize information provided by the RMI to its members to monitor smelter and refiner improvement.

Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant. We believe that our utilization of RMI data is the most effective method of satisfying this step of the OECD Guidance.

Step 5: Report Annually on Supply Chain Due Diligence

We report on our supply chain due diligence through our Form SD filings, and the related CMRs, as well as by posting that information on our website.